

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

May 21, 2007

Gary Grotjohn
Chief Financial Officer
Little Sioux Corn Processors, L.L.C.
4808 F Avenue
Marcus, Iowa 51035

>   **RE: Little Sioux Corn Processors, L.L.C.**
>   **Form 10-K for Fiscal Year Ended September 30, 2006**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
>   **File No. 0-50270**

Dear Mr. Grotjohn:

We have reviewed your letter dated May 4, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

1. We note your response to the first bullet in prior comment 3. We note that if ADM is not able to sell the ethanol it purchases or if the market trended downward due to a lack of demand, adjustments would be made to the initial price to "...whatever level the final price may be." We therefore do not believe the initial price set at delivery is fixed or determinable. Refer to footnote 5 to SAB Topic 13A.1 and paragraphs 26 and 30-33 of SOP 97-2 for further guidance. Based on the requirement of SAB Topic 13.A.1 for the seller's price to be fixed or

determinable before revenue may be recognized, it appears that you should revise your financial statements to defer the recognition of revenue until the final selling price is agreed upon.

2. We note your response to the second bullet in prior comment 3. Tell us supplementally the amounts paid to AMD for its sales and marketing services in each period presented and how you determined that such amounts are "...commensurate with what would be paid to someone else hired directly by the Company." In future filings, please disclose such amounts and clarify where such amounts are reflected in your statement of operations.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief